Via EDGAR and Federal Express
June 15, 2007
Mr. James B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

RE:	Avanir Pharmaceuticals Form 10-K for the fiscal year ended September 30, 2006 File No. 001-15803
Dear Mr. Rosenberg:
Thank you for your follow-up verbal comments on June 5, 2007 in response to our letter of April 30, 2007. We submit to you the following information in reply. Per your instructions, we have not repeated each comment.
1.	We are confirming that the board of directors of Avanir approved the acquisition of Alamo on May 12, 2006. We have enclosed a copy of the materials provided to the board related to the valuation of this acquisition.
2.	We are also providing the following rationale behind the utilization of the “Relief from Royalty” method we used in valuing In-Process R&D.

As of the acquisition date, Alamo possessed the proprietary formulation, FazaClo-OraSolv/PakSolv. The formulation included the FDA approval of generic clozapine combined with the licensed orally dissolving tablet technology from CIMA Labs. We determined the fair value of the technology using a relief from royalty approach. This method is based on the theory that the owner of the intangible asset would be willing to pay a reasonable royalty for the use of the intangible asset if he or she did not own it. This approach — often used in the valuation of patents or un-patented technology — merges the market approach and the income approach because it considers the rate at which comparable intangibles (e.g., patents) have been licensed. Effective royalty rates that would be charged by a market participant in licensing its technology to a third party are based upon an analysis of the critical factors which traditionally influence royalty rates on technology, including:
•	relative profitability of the technology to industry competitors,

•	market position of the technology,

•	the level of improvement offered by the technology over that of competing products, and

•	the importance of the technology in the marketplace.
Additionally, per the request in the Staff’s letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Martin J. Sturgeon
Martin J. Sturgeon
Chief Accounting Officer

cc:	Vanessa Roberston, Staff Accountant (via facsimile 202-551-3649
Lisa Vanjoske, Assistant Chief Accountant (via facsimile 202-551-3649)
Michael J. Puntoriero, Sr. VP and Chief Financial Officer
Stephen G. Austin, Chairman of Avanir Pharmaceuticals Audit Committee

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